Exhibit 11
ARTICLES OF ASSOCIATION

On the foundation of FIRELESS Kereskedelmi Korlátolt Felelősségű Társaság, concluded for an indefinite period on the basis of Act IV of 2006 on Business Associations (hereinafter: Companies Act) by the persons indicated in Clause 4./ of these Articles of Association, as follows:

1./ Corporate Name of the Company:

FIRELESS Kereskedelmi Korlátolt Felelősségű Társaság

Abbreviated name of the Company:

FIRELESS Kft.

2./ Head Office of the Company:

1132 Budapest, Victor Hugo utca 18-22.

3./ Scope of Activities of the Company:

4675’08 Wholesale of chemical goods (main activity)

4./ Members of the Company:

KLAUSZ Attila (mother’s name: KOVÁCS Ágnes)
1025 Budapest, Nagybányai út 77.

VIDATECH Technológiai Kutató, Fejlesztő és Szolgáltató Kft.
1095 Budapest, Soroksári út 94-96., company registration No.: 01-09-870107

5./ Registered Capital of the Company:

The registered capital of the Company consists of HUF 500,000.-, say Five hundred thousand Forints cash contribution.

6./ Primary Stakes of the Members and Due DateS thereof:

6.1. The members of the Company subscribe for the registered capital as follows:

KLAUSZ Attila	HUF 350,000.-
VIDATECH Kft.	HUF 150,000.-

6.2. The members of the Company make available their cash contributions to the Company simultaneously with signing the Articles of Association.

7./ Voting Right:

The members of the Company are entitled to one vote after each ten thousand Forint of their primary stakes. Therefore the number of the votes of the members is as follows:

KLAUSZ Attila	35 votes
VIDATECH Kft.	15 votes

8./ The Members’ Meeting:

8.1. The Members’ Meeting is the supreme organ of the Company, which shall be convoked at least once a year.
The following belong to the exclusive competence of the Members’ Meeting:
a./ approval of the annual accounts according to the Accounting Act, including the decision relating to the utilisation of the after-tax result;
b./ decision-making on the payment of interim dividend;
c./ ordering supplementary payment and refund thereof;
d./ exercising the right of pre-emption by the Company;
e./ appointing the person entitled to the right of pre-emption;
f./ granting the approval in the event of transferring a business quota to a third party;
g./ decision-making on the business quota in the event of unsuccessful auction;
h./ consenting to the division of a business quota and ordering the withdrawal of the business quota;
i./ decision-making on the initiation of the exclusion of a member;
j./ appointing and removal of the Managing Director with the exception set out in Section 37 of the Companies Act, as well as fixing his remuneration;
k./ appointing and removal of the members of the Supervisory Board, as well as fixing their remuneration;
l./ appointing and removal of the auditor, as well as fixing his remuneration;
m./ approval of contracts to be concluded by the Company with its on member, Managing Director or the close relatives thereof  (Section 685 (b) of the Civil Code) or the life partner thereof;
n./ enforcing claims against the members, the Managing Directors, the members of the Supervisory Board and the auditor;
o./ decision-making on the termination without legal successor or transformation of the Company;
p./ amendment to the Articles of Association;
r./ any other matters referred by law or the Articles of Association to the exclusive competence of the Members’ Meeting.

8.2. The Members’ Meeting shall be convoked by the Managing Director. The Managing Director shall convoke the Members’ Meeting without delay if the equity of the Company diminishes below half of the registered capital due to loss, the Company is threatened by insolvency, it suspended its payments or its assets do not cover its debts, furthermore if it is otherwise necessary in the interest of the Company.

8.3. The members shall be invited in writing to the Members’ Meeting with the communication of the agenda so that the invitation letter shall be sent at least 15 days prior to the day of the Members’ Meeting. The Managing Director makes a proposal for the agenda. Prior to the Members’ Meeting anyone of the members is entitled to request the discussion of an item of agenda indicated by him, if he makes known his proposal to the members at least 3 days prior to the Members’ Meeting. The Members’ Meeting shall be convoked to the head office of the Company, but the members may also decide with a simple majority of votes on the convocation to another place.

8.4. The date and time of the repeated Members’ Meeting, to be convoked in the event of the lack of quorum, shall be indicated in the invitation letter, with the warning that the repeated Members’ Meeting with unchanged agenda will have a quorum regardless of the number of attendants. The repeated Members’ Meeting shall be convoked to the third day following the Members’ Meeting having no quorum.

8.5. The Members’ Meeting shall have a quorum if at least 51% of the registered capital or the majority of the votes to be cast is represented thereat and at least two members are in attendance.

8.6. The Members’ Meeting shall make its decisions with simple majority of votes, save for the amendment to the Articles of Association,
the decision-making on the termination of the Company,
the purchase of own business quota, and
the decision-making on the institution of a lawsuit directed to the exclusion of a member, because in the cases listed above the votes of three quarter of the members in attendance are required for the adoption of the resolution, save for the amendment of the Articles of Association concerning the corporate name, the head office, the premises, the branch premises and the scopes of activities, as well as the increase of the registered capital, in which cases the Members’ Meeting shall resolve with simple majority of votes.

For the removal of the Managing Director a resolution made with the three-quarter majority of all votes, while for acquiring the business quota by a third party a resolution made with the two-third majority of the persons in attendance shall be required.

8.7. The unanimous decision of the members shall be required for the adoption of the resolution increasing the obligations of the members set out in the Articles of Association, establishing new obligations or encroaching on the special rights of individual members, furthermore in the event of Section 53 (2) of the Companies Act.

8.8. The decision-making at the Members’ Meeting shall be made in open voting, in the event of a tie the proposal shall be deemed to be rejected.

8.9. The Managing Director shall keep minutes at the Members’ Meeting containing the place and date of the Members’ Meeting, the persons in attendance and the rate of voting right represented by them, furthermore the most important events occurred during the Members’ Meeting, the declarations and resolutions, as well as the number of the yes-votes and no-votes cast for them and the persons abstaining from voting or not participating in the voting. The minutes shall be signed by the Managing Director and the authenticating person elected by the Members’ Meeting from among the members in attendance.

8.10. The Managing Director shall keep a continuous register on the resolutions of the Members’ Meeting in the book or resolutions, which shall be kept at the head office of the Company. Anyone of the members may inspect the book of resolutions and the minutes on the Members’ Meetings, and request a duplicate copy certified by the Managing Director of the contents thereof.

9./ The Managing Director:

9.1. KLAUSZ Attila (mother’s name: KOVÁCS Ágnes), 1025 Budapest, Nagybányai út 77.

shall be the Managing Director of the Company, having a mandate for indefinite period.

9.2. The Managing Director shall perform his tasks independently, in this quality he is only subjected to the legal rules, the Articles of Association and the resolutions of the Members’ Meeting, the members of the Company may not instruct him. His competence may only be withdrawn by the Members’ Meeting, if it is allowed by the Companies Act.

9.3. The Managing Director shall represent the Company before the Courts or other authorities and vis-à-vis third parties. The Managing Director may vest the employees of the Company with the right of representation with regard to certain groups of matters.

9.4. The Managing Director shall keep a members’ list about the members of the Company, in which the data defined by Section 150 (2) of the Companies Act shall be indicated. The Managing Director shall record in the members’ list all changes occurred in the data of the members’ list and, in the event of change, submit the effective members’ list to the Court of Registration.

9.5. The Managing Director shall direct the Company within the framework of the Companies Act, the Articles of Association and the resolutions of the Members’ Meeting, provide for the fulfilment of the obligations and prescriptions defined in the legal rules, he is entitled to decide in all issues not referred to the exclusive competence of the Members’ Meeting by the law or the Articles of Association.

9.6. The Managing Director is entitled to amend the Articles of Association, if the change only affects the corporate name, the head office, the premises or branch premises and the scopes of activities, save for the main activity.

9.7. The Managing Director shall notify the members in advance of all obligations exceeding the amount of HUF 2,000,000.-, say Two million Forints at least 3 days prior to making the decision.

9.8. The Managing Director shall secure that the members of the Company are informed continuously and without any restriction on the financial situation of the Company.

10./ Corporate Signature of the Company:

The corporate signature of the Company shall be made so that the Managing Director entitled independently to the representation of the Company shall provide the documents with his own signature under the corporate name of the Company, according to his authentic specimen signature.

11./ Transfer of Business Quotas:

11.1. Following the registration of the Company, the rights of the members and the proportions due to them from the assets of the Company are embodied by the business quota. Each member may have only one business quota, however, one business quota may have several owners, who shall be counted vis-à-vis the Company as one member. They shall exercise their rights – including also the conclusion of the Articles of Association – only through their joint representative and they are jointly and severally liable for the obligations charging the member.

11.2. The business quotas may only be transferred via a sale and purchase agreement put down to writing.

11.3. In the event of the transfer of a business quota to a third party the consent of the Members’ Meeting shall be required. The Members’ Meeting may refuse its consent to the transfer of the business quota, if the third party would acquire more than ten percent of the votes or to a person, against whom more than half of the members protest.

11.4. The members of the Company shall immediately report their intent to transfer their business quota to a third party or the offer received to the Managing Director, who shall convoke a Members’ Meeting in the interest of the decision in the matter of consent.

11.5. The consent may be granted for the transfer of the business quota to a third party, if the Members’ Meeting does not establish any reasons for exclusion set out in Clause 11.3., and three quarter of the members in attendance agrees therewith.

11.6. In the event of the transfer of the business quota to a third party the members, the Company or a third party appointed by the Members’ Meeting shall be entitled, in this sequence, to the right of pre-emption.

11.7. The person acquiring the business quota shall report the acquisition of property, set down in a public deed or a private deed with full probative force, within 8 days in order to be recorded in the members’ list and he shall also submit the sale and purchase agreement, furthermore declare that he acknowledges the Articles of Association as binding for himself.

12./ Other Provisions:

In the issues not regulated in the Articles of Association the provisions of the Companies Act shall apply.

After having read and interpreted it, the members sign the Articles of Association as a deed in full conformity with their will.

Budapest, 14 August 2008

KLAUSZ Attila	VIDATECH Kft.
member	member

Countersigned by:

Dr RÁBOCZKI András
Attorney-at-Law